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                                   [GRAPHIC]
                            DISPOSABLE SOFT GOODS







                          FOURTH QUARTER REPORT 2000



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REVIEW OF OPERATIONS
FOURTH QUARTER 2000
AND YEAR ENDED DECEMBER 31, 2000

To our Shareholders:

We are pleased to announce the financial results for the fourth quarter ended December 31, 2000.

The Company's net sales for the quarter ended December 31, 2000 were $53.3 million compared to $53.2 million for the same period in 1999. The Company reported a profit of $0.1 million, or $0.02 per share, for the three months, compared to a net income of $1.8 million or $0.27 per share for the fourth quarter of 1999.

For the fiscal year ended December 31, 2000, the Company recorded net sales of $214.7 million, compared to $205.8 million in 1999. Net income for the 12 months was $3.3 million, or $0.49 per share, compared to $4.4 million for 1999.

Brandon Wang, Chairman, said, "Although fourth quarter revenues were approximately the same as in the fourth quarter of 1999, we continued the double-digit sales growth of our Asia and Australia regions, for both the quarter and the year ended December 31. For 2000, sales in volume in Asia were up 50% and up 10% in Australia over 1999. European sales declined due to the divestiture of our operation in Switzerland. North American sales were somewhat lower in the fourth quarter compared to a year ago and about the same for 2000 over 1999. However, our acquisition of the Drypers North American operations in March 2001 will mean dramatic revenue growth for our North American region. In fact, our North American run rate should more than double once the Drypers operations have been integrated and assimilated into our organization, which we expect to accomplish quickly."

Wang said the gross margin for the fourth quarter of 2000 was 30.6% compared to 33.4% for the year-ago quarter. Lower gross margins were due to increased costs of raw materials, primarily wood pulp, and North American volumes that were slightly lower compared to 1999. The Company realized a gain of $214,000 on the sale of its Swiss adult incontinence operation in October 2000, due to the netting off of realized capital reserves and cumulative foreign currency translation losses. Other income for the quarter was $464,000, compared to $757,000 in the year-ago period, with the latter including a reclassification from SG&A expenses to a gain of disposal of assets.

For the twelve months ended December 31, 2000, gross margin was 32.2% compared to 32.9% in 1999, because of significantly higher wood pulp costs throughout 2000. "Although volume
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was up 50% in Asia, much of that growth came from value brands which have a higher cost of sales," said Wang. "At the same time, the higher volumes and productivity in both Asia and Australia helped alleviate the impact of higher cost of sales." SG&A expense increased by $1.3 million in 2000 due to increased advertising and promotional activities in Asia and Australia.

Tax expense was $1.6 million in 2000, compared to $1.0 million in 1999, with the latter including the favorable effect of a tax refund for the Company's North American operations.

"We believe DSG International is well-positioned for the future. We're very encouraged and optimistic about continued growth in Asia and Australia, and the addition of the former Drypers North American markets to our AHP operations in the U.S. has created a significant entity in the disposable personal care products industry. The combination of AHP and Drypers will provide a new level of service to our branded and private label customers in the U.S. and significantly expands our presence in this key market," said Wang.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia, Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosifits(R)", "Baby Love(R)", "Babyjoy(R)", "Lullaby(R)", "Cares(R)", "Cuddles(R)", "Super Fan-nies(R)", "Dispo 123(TM)", "Handy(TM)", "Certainty(R), "Merit(R) and "Drypers(R)".

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgement as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Ltd filings with the SEC copies of which may be accessed through the SEC's World Wide Web site at http: //www.sec.gov.

May 16, 2001

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STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

     The Statements of Operations for the three-month period and year ending December 31, 2000 and 1999, and the Balance Sheet information as of December 31, 2000, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full years.

SUMMARY OF RESULTS

(Dollars in thousands, except per share amounts, unaudited)

                                   Three months ended         Year ended
                                       December 31,           December 31,
                                     2000       1999        2000        1999
Net sales                        $ 53,332    $53,237    $214,661    $205,842
                                 ========    =======    ========    ========

Gross profit                       16,320     17,761      69,129      67,722
Gain on disposals of
  property, plant and
  equipment                            89        102         244       1,034
Selling, general &
  administrative expenses         (15,771)   (15,871)    (62,598)    (61,321)
                                 --------    -------    --------    --------

Operating income                      638      1,992       6,775       7,435

Interest expense                     (410)      (472)     (1,594)     (2,208)
Exchange loss                        (771)      (307)     (1,356)       (997)
Gain on disposal of
  subsidiaries                        214         --         214          --
Other income                          464        757         922       1,314
                                 --------    -------    --------    --------

Income before income taxes            135      1,970       4,961       5,544

Provision for income taxes            (98)      (397)     (1,557)       (987)
Minority interest                      92        243        (141)       (122)
                                 --------    -------    --------    --------

Net income                       $    129    $ 1,816    $  3,263    $  4,435
                                 ========    =======    ========    ========

Earnings per share               $   0.02    $  0.27    $   0.49    $   0.66
                                 ========    =======    ========    ========

Weighted average number
  of shares outstanding             6,675      6,675       6,675       6,675
                                 ========    =======    ========    ========

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STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands, unaudited)



                                       Three months ended       Year ended
                                           December 31,        December 31,
                                         2000       1999      2000     1999

Net income                            $  129      $ 1,816    $3,263    $4,435

Other comprehensive
  income (loss):
    Foreign currency
    translation
    adjustments                        2,357        1,040    (1,017)      665
                                      ------      -------   -------    ------

Comprehensive income                  $2,486       $2,856    $2,246    $5,100
                                      ======      =======   =======    ======

BALANCE SHEET DATA
(Dollars in thousands, unaudited)


                                             December 31,         December 31,
                                                    2000                 2000

Working capital                                $ 33,277              $ 36,000
Total assets                                    112,069               121,847
Long-term debt                                    5,577                11,894
Shareholders' equity                             63,747                70,302


On December 31, 2000, the Company had cash and cash equivalents of $10.3 million.
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                            DSG INTERNATIONAL LTD.
                           17th Floor Watson Centre
                               Kung Yip Street
                                  Kwai Chung
                                  Hong Kong
                             Tel: (852) 2484 4820
                             Fax: (852) 2480 4491